UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                              Sequential
    Exhibit                  Description                      Page Number
    -------                  -----------                      -----------

       1.         Press release, dated November 4, 2004            4
       2.         Press release, dated November 11, 2004           7






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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: November 15, 2004             By: /s/ Dafna Gruber
                                       -----------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer





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


                                         EXHIBIT 1
Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE


             IRISH BROADBAND EXPANDS ITS ALVARION BROADBAND WIRELESS
                       NETWORK, ADDS WIMAX-READY SYSTEMS

   Orders for BreezeMAX(TM) and Breeze ACCESS(TM)VL total over US $1.4 million

                                       ---

Tel-Aviv, Israel and Dublin, Ireland, November 4, 2004- Alvarion Ltd. (NASDAQ:
ALVR), the world's leading provider of wireless broadband solutions, today announced the receipt of follow-on orders valued at $1.4 million from Irish Broadband, for both BreezeACCESS VL and BreezeMAX, Alvarion's WiMAX-ready platform.

Irish Broadband will be using BreezeACCESS VL to expand an existing Alvarion-based network operating in 5.7GHz, while they will use their recently awarded 3.5 GHz licenses to deploy the BreezeMAX 3500. BreezeMAX will enable Irish Broadband and their subscribers to enjoy the benefits of WiMAX technology that include high service quality with Non-Line-of-Sight (NLOS) functionality plus long-term cost effectiveness.

Irish Broadband is a competitive local exchange carrier (CLEC) that currently serves business and residential customers in Dublin, Cork and Derry in Northern Ireland. The BreezeMAX network will extend coverage to the cities of Dundalk, Drogheda, Galway, Limerick, and Waterford.

Launched in May 2003, Irish Broadband's wireless broadband network was built originally in the 2.4GHz spectrum using Alvarion's BreezeACCESS(TM) II equipment. Leveraging the success of that network, in October 2003, Irish Broadband began expanding into the unlicensed 5.7GHz spectrum using Alvarion's new OFDM system, BreezeACCESS VL. The 5.7GHz network was rolled out alongside the 2.4GHz network with 5.7GHz base stations also being used to backhaul 2.4GHz base stations for increased range.

Paul Doody, Managing Director of Irish Broadband, commented, "There's no doubt that WiMAX is the future for operators building broadband wireless access networks. WiMAX will lower the prices of CPEs - savings we will be able to pass onto our customers. BreezeMAX is a natural evolution and standardization of the Alvarion technology, which we have been successfully using for 16 months. Alvarion is most definitely our vendor of choice."

Zvi Slonimsky, CEO of Alvarion, said, "Irish Broadband is an important customer who understands that installing our BreezeMAX plots a clear roadmap to the future in the WiMAX revolution. As a result, their customers are getting access to affordable broadband connections and the latest networking services. Yet again, the lure of WiMAX is proving to be as strong as we anticipated."

                                       ###

About Irish Broadband
Irish Broadband is a subsidiary of NTR plc, Ireland's leading private sector developer, financier and operator of public and environmental infrastructure. In July 2002, Irish Broadband received a license to operate wireless broadband networks from Ireland's ComReg (Commission for Communications Regulation - previously ODTR). Since then the company has deployed an aggressive network rollout and customer acquisition.

Irish Broadband is the first company to introduce guaranteed broadband connection speeds, offering wireless leased lines equivalent quality at DSL prices. DSL connections are shared with between 24 and 48 other users. Irish Broadband customers only share the service with between 4 and 8 other users, so customers have superior speeds, and quality of service. Irish Broadband is focused on providing superior customer service across the full range of broadband and ISP products.
For more information, visit www.irishbroadband.ie

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.

                                    EXHIBIT 2

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE

         AMA*TechTel Crosses 6,000th Alvarion CPE Milestone, Maintaining Position as North America's Top Regional Wireless Broadband Carrier

                                   - - - - - -

     Network now serves over 30,000 customers and covers 25,000 square miles


Tel Aviv, Israel; Carlsbad, CA USA; Amarillo, TX, USA - November 11, 2004 - Alvarion Ltd, (NASDAQ: ALVR), the global leader in wireless broadband solutions, today announced that AMA*TechTel of Amarillo, Texas has completed deployment of the 6,000th Alvarion customer premise equipment (CPE). The size of AMA*TechTel's network, which covers 25,000 contiguous square miles and services approximately 150 Texas communities, now includes over $4M of Alvarion equipment.

            AMA*TechTel employs Alvarion's Complete Spectrum solution of Alvarion's industry-leading BreezeACCESS(TM) broadband wireless access equipment, taking advantage of multiple unlicensed frequency bands, including 2.4GHz and 5.8GHz. For example, AMA*TechTel has expanded capacity to existing scaled cells using BreezeACCESS VL, Alvarion's non-line-of-sight, pre-WiMAX multipoint solution for unlicensed 5GHz bands.

            With a customer split of 70 percent residential and 30 percent business, AMA*TechTel offers multiple services such as broadband internet access, email, web hosting, virtual private networking, DSL, ISDN, and bundled VoIP and data.

            "We originally selected and continue to use Alvarion solutions to maintain the lead in the last-mile market," said Lehmer Dunn, president of AMA*TechTel. "Competing against the established cable and telephone operators in our region, it is essential to find a network solution enabling swift and cost-effective entry, as well as ongoing technology leadership." He added, "In addition, the equipment deployed has to


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

reflect our commitment to uphold our reputation for providing excellent service at a low cost to subscribers."

            "AMA*TechTel's network is built from a solid commitment to excellent service coupled with BreezeACCESS' superior features, flexibility, and ease of integration," said Amir Rosenzweig, President of Alvarion, Inc. "This synergy has spurred AMA*TechTel's business to continue to grow and even thrive, despite heavy competition from DSL and cable operators in the area."


                                       ###


About AMA*TechTel
AMA*TechTel is one of the largest locally-owned telecommunications providers in West Texas. AMA* TechTel provides telephone services and wireless connectivity, web site services, web site hosting, e-mail services, network administration, data protection, telephone systems, cabling, and wireless networking, advanced software solutions from Accounting and CRM to POS solutions. AMA*TechTel telephone services include local dial tone, long distance, calling cards, T-1 lines, ISDN and Primary Rate Interfaces. Recognized as operating a world class secure network with guaranteed uptime and advanced services such as Virtual Private Networks (VPNs).

AMA*TechTel began with one computer and an idea for a community bulletin board back in 1995 and has grown to serve more than 30,000 customers. The company now employs over 100 committed individuals from Amarillo, Lubbock, and Midland, Texas. For more information, visit www.amatechtel.com/services/


About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.




                                       9